Contact

gordonkm@shoreadventures.com

www.linkedin.com/in/gordon-merritt (LinkedIn)
LespritCruises.com (Company)
luxebydeb.com (Company)
shoreadventures.com (Company)

Top Skills

Social Media
Entrepreneurship
Advertising

Gordon Merritt

Founder and Chairman @ L'esprit Cruises | Luxury Cruises & Tours | Social Media, Entrepreneurship
Fort Lauderdale, Florida, United States

Summary

For more than 30 years, I have built a career at the intersection of luxury travel, consumer demand, and high-end experience design — marketing and selling premium cruises and land tours to a substantial global clientele seeking exceptional, elevated vacations.

But my work has gone far beyond sales.

My true objective has been strategic market discovery: understanding how affluent travelers think, what they value, and what remains missing in luxury maritime tourism.

That insight led to a bold mission — to create an entirely new category in the industry called:
SUPER YACHT DAY-CRUISING

A category designed to merge:
* The exclusivity of superyachts.
* The accessibility of short-duration luxury experiences.
* The revenue potential of high-volume premium tourism.
* And the lifestyle expectations of today's up-scale travelers.

I am now focused on building, financing, and launching scalable luxury ships that redefines premium shoreline cruising while delivering strong investor returns, brand prestige, and long-term growth.

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Experience

L'esprit Cruises
Founder and Chairman
June 2018 - Present (7 years 11 months)
Ft. Lauderdale, Florida

Luxe By Deb Magazine
Chief Marketing Officer
2008 - Present (18 years)

Shore Adventures
Founder and CEO
February 2004 - May 2018 (14 years 4 months)
on-line

As the founder and CEO of Shore Adventures, I established a company
dedicated to providing unique shore excursions and tours at cruise ship ports.
I focused on creating memorable experiences through activities like sailboat
tours and scuba diving. Additionally, I strategically acquired Classical Cruises
N.V. to enhance our offerings with a rare watersports license, positioning the
company for growth.

ICTN- Internet Cruise Travel Network
Founder and CEO
September 1995 - 2008 (13 years)
Maimi

As the Founder and CEO of the Internet Cruise Travel Network, I established
one of the first cruise-only agencies operating exclusively online. My focus
was on creating unique marketing strategies that revolutionized how cruises
were sold on the internet. Under my leadership, ICTN received several
accolades, including Agency of the Year in 2002 from Royal Caribbean and
Celebrity Cruises, and consistently ranked as a "Top Account" for annual sales
exceeding $1 million.

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Education

Central State University
BS Biology and BS Medical Technology · (1961 - 1966)